FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011
Commission File Number: 333-169974

DIANA CONTAINERSHIPS INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated May 6, 2011 of Diana Containerships Inc. (the "Company") announcing the Company's financial results for the first quarter ended March 31, 2011.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA CONTAINERSHIPS INC.
(registrant)

Dated: May 6, 2011	By:	/s/ Anastasios Margaronis
Anastasios Margaronis
President

Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Chief Operating Officer and Secretary
Telephone: + 30-210-947-0000
Email: izafirakis@dcontainerships.com

For Immediate Release

Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA CONTAINERSHIPS INC. REPORTS FINANCIAL RESULTS
FOR THE FIRST QUARTER ENDED MARCH 31, 2011

ATHENS, GREECE, May 6, 2011 – Diana Containerships Inc. (NASDAQ: DCIX), a global shipping company specializing in the transportation of containers, today reported net income of $256,829 for the first quarter of 2011, compared to a net loss of $236,682 for the period from January 7 (inception date) to March 31, 2010. Time charter revenues were $3.2 million for the first quarter of 2011.

Fleet Employment Profile (As of May 5, 2011)
Currently Diana Containerships' fleet is employed as follows:

Vessel	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterer	Delivery Date to Charterer	Redelivery Date to Owners***	Notes
BUILT TEU
Container Vessels
SAGITTA	A	$16,000	5.25%	A.P. Moller - Maersk A/S	30-Jun-10	15-May-11
2010 3,426		$22,000	2.25%		15-May-11	15-Mar-13 - 15-Jun-13	1
CENTAURUS	A	$20,000	2.25%	CSAV Valparaiso	4-Sep-10	21-Jul-12 - 19-Oct-12
2010 3,426
MAERSK MALACCA	B	$21,450	2.25%	A.P. Moller - Maersk A/S	20-Jun-11	6-May-13 - 4-Aug-13	2,3
1990 4,714
MAERSK MERLION	B	$21,450	2.25%	A.P. Moller - Maersk A/S	13-Jun-11	29-Apr-13 - 28-Jul-13	2,3
1990 4,714
MAERSK MADRID		$21,450	2.25%	A.P. Moller - Maersk A/S	13-Jun-11	29-Apr-13 - 28-Jul-13	2,3
1989 4,206

* Each container vessel is a "sister ship", or closely similar, to other container vessels that have the same letter.
** Total commission percentage paid to third parties and Diana Shipping Services S.A.
*** Charterers' optional period to redeliver the vessel to owners. Charterers have the right to add the off hire days, if any, and therefore the optional period may be extended.

1 The charterer has the option to employ the vessel for a further 11-13 month period. The optional period, if exercised, must be declared on or before December 15, 2012 and can only commence on May 1, 2013 at the daily time charter rate of $30,000.

2 The charterer has the option to employ the vessel for a further 12 month period, plus or minus 45 days at a daily time charter rate of $25,000.
3 Expected date.

Summary of Selected Financial & Other Data
	Three Months Ended March 31,	For the period from January 7 (inception date) to March 31,
	2011	2010
	(unaudited)	(unaudited)
INCOME STATEMENT DATA:
Time charter revenues	$3,240,000	$-
Voyage expenses	116,100	-
Vessel operating expenses	954,222	-
Net income / (loss)	256,829	(236,682)
FLEET DATA
Average number of vessels	2.0	-
Number of vessels	2.0	-
Weighted average age of fleet (in years)	0.8	-
Ownership days	180	-
Available days	180	-
Operating days	180	-
Fleet utilization	100.00%	-
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (1)	$17,355	$-
Daily vessel operating expenses (2)	$5,301	$-

(1)
Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards.  Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions.  TCE is a non-GAAP measure.  TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

(2)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

About the Company

Diana Containerships Inc. is a Marshall Islands corporation founded in 2010 to own and operate containerships and pursue containership acquisition opportunities. Diana Containerships Inc. intends to continue to capitalize on investment opportunities by purchasing additional containerships in the secondhand market, from other companies, shipyards and lending institutions, and may also enter into newbuilding contracts with shipyards for new containerships.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for containership capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

(See financial tables attached)

DIANA CONTAINERSHIPS INC.
FINANCIAL TABLES
Expressed in U.S. Dollars, except for share data

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF INCOME

	For the three months ended March 31,	For the period from January 7 (inception date) to March 31,
	2011	2010
REVENUES:
Time charter revenues	$3,240,000	$-

EXPENSES:
Voyage expenses	116,100	-
Vessel operating expenses	954,222	-
Depreciation	723,771	-
Management fees	90,000	-
General and administrative expenses	851,316	236,533
Foreign currency losses	6,015	149
Operating income / (loss)	498,576	(236,682)

OTHER INCOME / (EXPENSES):
Interest and finance costs	(263,550)	-
Interest Income	21,803	-
Other loss	(241,747)	-

Net income / (loss)	$256,829	$(236,682)

Earnings / (loss) per common share (including unvested shares of restricted common stock), basic and diluted	$0.04	$(473.36)

Weighted average number of common shares (including 159,996 unvested shares of restricted common stock in 2011), basic and diluted	6,106,161	500

CONDENSED CONSOLIDATED BALANCE SHEET DATA
(Expressed in US Dollars)
	March 31, 2011	December 31, 2010
ASSETS

Cash and cash equivalents	$31,811,827	$11,098,284
Other current assets	789,790	1,277,730
Vessels' net book value	91,353,538	92,077,309
Other non-current assets	1,573,600	895,846
Total assets	$125,528,755	$105,349,169

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities, including current portion of long-term debt	$3,966,530	$2,428,676
Long-term debt, net of current portion	36,316,231	18,128,095
Other non-current liabilities	181,684	181,684
Total stockholders' equity	85,064,310	84,610,714
Total liabilities and stockholders' equity	$125,528,755	$105,349,169

OTHER FINANCIAL DATA
	For the three months ended March 31,	For the period from January 7 (inception date) to March 31,
	2011	2010
	(unaudited)	(unaudited)
Net Cash provided by Operating Activities	$1,830,343	$-
Net Cash used in Investing Activities	-	-
Net Cash provided by Financing Activities	18,883,200	50,000,500